SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH APRIL 26, 2004

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investors Relations
+55 (61) 415-1140
ri@brasiltelecom.com.br

Media Relations Anne McBride
+1 (212) 983-1702
ivette.almeida@annemcbride.com

Free Translation

BRASIL TELECOM S.A.	BRASIL TELECOM PARTICIPAÇÕES S.A.
Publicly-held Corporation	Publicly-held Corporation
Corporate Taxpayers’ Registry 76.535.764/0001-43	Corporate Taxpayers’ Registry 02.570.688/0001-70
Board of Trade 53 3 0000622 9	Board of Trade 53 3 0000581 8

MATERIAL FACT

BRASIL TELECOM S.A. (“BrT”) and BRASIL TELECOM PARTICIPAÇÕES S.A. (“BTP”), in compliance with CVM Instruction 358/02, publicly announces the following:

1.

Calais Participações S.A. (“Calais”), a company in which BrT holds exclusively preferred shares with no voting rights, presented an amendment to its original bid to WorldCom, Inc., for the acquisition of the controlling stake in Embratel Participações S.A. (“Embratel”);

2.

In this amendment, Calais has increased its bid to WorldCom, Inc. from US$396 million to US$470 million against the acceptance of this offer by the sellers. This payment will be carried out through the acquisition of debt instruments issued by WorldCom, Inc. that will be used for the payment of the total price offered by Calais for the acquisition of the controlling stake in Embratel, which continues to correspond to the amount of US$550 million. This transaction is subject to obtaining the necessary approval of the National Telecommunications Agency – Anatel;

3.

The amendment to the original bid was due to the increase in the competitor’s offer and reflects the understanding by Calais that the acquisition structure of the controlling stake in Embratel complies with all the norms and regulations currently effective and has the objective of keeping Calais in the ongoing competitive sale process, thereby offering the sellers all the guarantees and instruments that demonstrate and make unquestionable the superiority of Calais’ offer.

Brasília, April 23, 2004.

Carla Cico Investor Relations Director Brasil Telecom S.A.	Paulo Pedrão Rio Branco Investor Relations Director Brasil Telecom Participações S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2004

BRASIL TELECOM S.A.

By:	/S/ Carla Cico
Name: Carla Cico Title: President and Chief Executive Officer